Free Writing Prospectus
Filed pursuant to Rule 433(f)
Registration Statement No. 333-176644
Dated January 26, 2012

ILFC Holdings, Inc.

Free Writing Prospectus Published or Distributed by Media

On January 20, 2012, CNBC conducted two interviews with Robert Benmosche, the President and Chief Executive Officer of American International Group, Inc. (“AIG”), the indirect parent of ILFC Holdings, Inc. (the “Company”).  The interviews were recorded and made available on CNBC’s website for a period of time.  In discussing AIG and potential ways in which AIG could repay the United States Department of the Treasury, Mr. Benmosche referred to a potential initial public offering (“IPO”) by the Company.  The portions of the interviews that relate to the Company’s potential IPO are reproduced below.

CNBC is not an affiliate of the Company and no payment was made or consideration given by or on behalf of the Company or any other offering participant for the interviews. You should consider statements in the interviews only after carefully evaluating all of the information in the preliminary prospectus contained in the registration statement filed by the Company with the Securities and Exchange Commission (the “SEC”) on November 29, 2011. In particular, you should carefully read the risk factors described in the preliminary prospectus.

Transcript of excerpts from CNBC interviews relating to the Company:

JIM CRAMER:  Well, of course, Mr. Benmosche, I was going to follow up, because I made a lot of money following you over the multiple years.  How about AIG buying back the government stake?

BOB BENMOSCHE:  Well, Jim, that’s one of the options.  And so, as we think about it, we are absolutely thinking about how do we take the assets we have—you think about our interest in AIA.  That interest—and we haven’t decided what to do with AIA.  One option could be, it’s worth about $13 billion today.  Once we go public with ILFC, pay down the SPV which that’s collateral to, we have that kind of money available that, if the Treasury decides to sell at the price that makes sense for the Treasury, we are—we are able to buy those shares back.

MARY THOMPSON:  Mr. Benmosche, I want to ask you one last question.  With regards to that, when can we expect the IPO of IFLC [sic]—so you want to do a big IPO.  Obviously, the markets have steadied somewhat.  Somewhat more favorable environment for you.  What are you looking at and when?

BOB BENMOSCHE:  We’re—we’re—we have a whole series of criteria, and so we have little lights, just like a traffic light.  Right now most of them are red.  When they turn green—and one of the reasons for turning green is we want to see the right price.

MARY THOMPSON:  What’s the right price?

BOB BENMOSCHE:  We think the market value of this company is between $7 and $10 billion.  And so it’s got to be in that range.  And so if we get within that range and we see significant demand to raise enough cash to pay down the debt on the SPV, that’s when we’ll proceed.

***

MARY THOMPSON:  We’re speaking with Bob Benmosche who is the CEO of AIG.  I want to touch on something that we were talking about earlier, actually, on our air on Squawk on the Street.  You have said that buying back the Treasury’s stake in AIG is actually a possibility.  A lot of that will depend on some of the other sales that you have with IFLC [sic], or possibly AIA.  So, walk us through the scenario as how this could actually happen.

BOB BENMOSCHE:  Well, if we, again, it’s one of many scenarios that we’re looking at.  You have about $6.8 billion left after the cash that’s sitting in that SPV that has to be paid down.  So that, if we can get ILFC to go public, and we can raise $2 to $4 billion in cash, that means that what’s left we could actually find someone else to buy it—take the Treasury out—or whatever.  Once that SPV is satisfied, in some way, then the AIA shares, which are pledged as collateral—so we can’t do anything because it’s collateral to that—then we’re free to do what we want.  If we were to sell AIA shares today, the cash would have to pay down that debt and we couldn’t use it to buy back shares.  So, you really want to do is get the right sequence of getting the aircraft leasing company done first.

***

The Company has filed a registration statement with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and the IPO. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, when available, you may also request a copy of the preliminary prospectus, at no cost, by telephone at (310) 788-1999 or by mail to 10250 Constellation Boulevard, Suite 3400, Los Angeles, California 90067.

This free writing prospectus contains statements that constitute forward-looking statements.  The timing of any IPO by the Company and the ultimate pricing of an IPO and any proceeds to be received by AIG from an IPO are forward-looking statements.  These forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors that may cause the IPO not to occur or to occur in a different form from that contemplated by the preliminary prospectus and cause the pricing of the IPO and the proceeds to be received by AIG to vary, potentially materially, from those contemplated by the forward-looking statements.  Such factors include, among others, general industry, economic and business conditions, which will, among other things, affect demand for aircraft, availability and creditworthiness of current and prospective lessees, lease rates, availability and cost of financing and operating expenses, governmental actions and initiatives and environmental and safety requirements, as well as the factors discussed under “Risk Factors” in the Company’s preliminary prospectus.  The Company does not intend, and undertakes no obligation, to update any forward-looking information to reflect actual results or future events or circumstances.  Please consult any further disclosures the Company makes on related subjects in reports to the SEC.

In addition, projections, assumptions and estimates of the Company’s future performance and the future performance of the industries in which it operates are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the Company’s preliminary prospectus under the headings “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in the preliminary prospectus.  These and other factors could cause results to differ materially from those expressed in such estimates.